UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended:

June 30, 2018

Emerald Health Pharmaceuticals Inc.

(Exact name of issuer as specified in its charter)

Delaware

(State or other jurisdiction of incorporation or organization)

82-0669961

(I.R.S. Employer Identification Number)

5910 Pacific Center Blvd, Suite 300, San Diego, CA 92121

(Full mailing address of principal executive offices)

(858) 352-0622

(Issuer’s telephone number, including area code)

Item 1.   MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Semiannual Report contains forward-looking statements. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Such forward-looking statements include statements regarding, among others, (a) our growth strategies, (b) our future financing plans, and (c) our anticipated needs for working capital. Forward-looking statements, which involve assumptions and describe our future plans, strategies, and expectations, are generally identifiable by use of the words “may,” “will,” “should,” “expect,” “anticipate,” “approximate,” “estimate,” “believe,” “intend,” “plan,” “budget,” “could,” “forecast,” “might,” “predict,” “shall” or “project,” or the negative of these words or other variations on these words or comparable terminology. This information may involve known and unknown risks, uncertainties, and other factors that may cause our actual results, performance, or achievements to be materially different from the future results, performance, or achievements expressed or implied by any forward-looking statements. These statements may be found in this Semiannual Report.

These financial statements should be read in conjunction with the audited financial statements and related notes for the fiscal year ended December 31, 2017, contained in the Company’s Special Financial Report on Form 1-K, filed with the Securities and Exchange Commission on July 20, 2018.

Forward-looking statements are based on our current expectations and assumptions regarding our business, potential target businesses, the economy and other future conditions. Because forward-looking statements relate to the future, by their nature, they are subject to inherent uncertainties, risks, and changes in circumstances that are difficult to predict. Our actual results may differ materially from those contemplated by the forward-looking statements as a result of various factors, including, without limitation, changes in local, regional, national or global political, economic, business, competitive, market (supply and demand) and regulatory conditions.

We caution you therefore that you should not rely on any of these forward-looking statements as statements of historical fact or as guarantees or assurances of future performance. All forward-looking statements speak only as of the date of this Semiannual Report. We undertake no obligation to update any forward-looking statements or other information contained herein.

Overview

Emerald Health Pharmaceuticals Inc. (the Company, EHP, we, our, and us) was formed on March 2, 2017 under the laws of the State of Delaware, and is headquartered in San Diego, California. The Company was formed to acquire, develop and commercialize drug candidates based on patented synthetic new chemical entities (NCEs) derived from non-psychotropic molecules found in the cannabis plant.

Our majority stockholder is Emerald Health Sciences Inc. (EHS). EHS is a private company formed to invest in companies operating within the cannabis industry. As of June 30, 2018, EHS owned 90% of our Common Stock. Accordingly, EHS exerts and will continue to exert significant influence over us and any action requiring the approval of the holders of our Common Stock, including the election of directors and amendments to our organizational documents, such as increases in our authorized shares of Common Stock and approval of significant corporate transactions.

We are a biotechnology company focused on developing product candidates derived from synthetic cannabinoid molecules to treat diseases with unmet medical needs primarily in inflammatory, autoimmune, metabolic, neurodegenerative and fibrotic diseases. We are currently developing two initial therapeutic product opportunities that together target four initial diseases.

1

Our platform technology consists of a library of twenty-five derivatives of cannabidiol (CBD) and cannabigerol (CBG), two of the main non-psychotropic molecules found in the cannabis plant. These molecules are NCEs covered by three United States patents, two Japanese patents, one European patent, one Mexican patent and twenty-six pending patent applications, as of June 30, 2018. Our first two product candidates from this library of NCEs are EHP-101(our lead product candidate), an oral formulation of a CBD derivative, VCE-004.8 and EHP-102, an oral formulation of a CBG derivative, VCE-003.2. We believe these initial product candidates represent potential disease-modifying therapeutics for indications with unmet medical need. We are currently targeting four distinct diseases, two for each product candidate. With EHP-101 we are initially targeting multiple sclerosis (MS) and scleroderma, or systemic sclerosis (SSc), and with EHP-102 we are targeting Huntington’s disease (HD) and Parkinson’s disease (PD). Other applications are also being investigated, both with our two current product candidates and other molecules within our NCE portfolio.

Results of Operations for the Six Months Ended June 30, 2018 and the Period from March 2, 2017 (inception) to June 30, 2017

Revenues

Emerald Health Pharmaceuticals Inc. (the Company, EHP, we, or our) is a pre-revenue development stage biotechnology company focused on the development of product candidates based on patented new chemical entities (NCEs) derived from two of the molecules found in the cannabis plant. We have no products approved for commercial sale and have not generated any revenues from product sales since our inception in March 2017.

Research and Development Expenses

Our research and development expenses were $2.4 million for the six months ended June 30, 2018, compared to $0.2 million for the period from March 2, 2017 (inception) to June 30, 2017. Research and development expenses to date consist primarily of contract research fees, manufacturing, consultant fees, preclinical studies, and study related costs.

General and Administrative Expenses

Our general and administrative expenses were $0.8 million for the six months ended June 30, 2018, compared to $0.1 million for the period from March 2, 2017 (inception) to June 30, 2017. General and administrative expenses consist primarily of personnel, legal fees, and travel and office expenses.

Net Loss

Our net loss was $3.5 million for the six months ended June 30, 2018, compared to $0.3 million for the period from March 2, 2017 (inception) to June 30, 2017.

Liquidity and Capital Resources

To date, we have generated no cash from operations and negative cash flows from operating activities. All costs in connection with our formation, development, legal services and support have been funded by EHS, our majority stockholder. EHS has financed our operations through a revolving loan agreement. We have the ability to continue borrowing under the loan but there is no guarantee of continued funding under the loan agreement. The loan may be repaid by us or, at the option of our majority stockholder, converted by our majority stockholder into shares of the Company at $2.00 per share.

Going Concern

Our financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company’s ability to continue as a going concern is contingent upon its ability to raise additional capital as required. During the period from March 2, 2017 (inception) through June 30, 2018, the Company incurred net losses of $6.4 million. Initially, we intend to finance our operations through equity and debt financings.

The Company does not generate any cash on its own. We have funded operations exclusively in the form of expenditures paid for on behalf of the Company by our majority stockholder, EHS, in addition to advances received directly from EHS. The Company and EHS currently have a revolving loan agreement, however there is no guarantee of continued funding under the loan agreement.

2

The Company filed a Tier 2 offering pursuant to Regulation A under the Securities Act of 1933, as amended (Securities Act), which was qualified by the U.S. Securities and Exchange Commission in March 2018. We offered a maximum of 10,000,000 shares of common stock on a “best efforts” basis, at a price of $5.00 per share. As of the date of this report, the Company has not sold any shares of common stock in this offering nor has it received any proceeds as a result of this offering.

We continually evaluate our plan of operations to determine the manner in which we can most effectively utilize our limited cash resources. The timing of completion of any aspect of our plan of operations is highly dependent upon the availability of cash to implement that aspect of the plan and other factors beyond our control. There is no assurance that we will successfully obtain the required capital or revenues, or, if obtained, that the amounts will be sufficient to fund our ongoing operations.

These circumstances raise substantial doubt on our ability to continue as a going concern. Our financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts and classification of liabilities that might result from this uncertainty.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements.

Contractual Obligations, Commitments and Contingencies

In September 2017, the Company and EHS entered a revolving loan agreement, which was amended in January 2018. As of June 30, 2018, we have an outstanding balance of $5.3 million under the loan plus accrued interest of approximately $0.3 million. The loan may be repaid by us or, at the option of our majority stockholder, converted by our majority stockholder into shares of the Company at $2.00 per share.

In June 2017, we entered into an Intellectual Property Transfer Agreement (IPTA) with VivaCell Biotechnology España S.L. (VivaCell) for the purchase of three United States patents, two Japanese patents, one European patent and fourteen pending patent applications covering two series of molecules containing derivatives of CBD and CBG. We may be required to make future payments to VivaCell based on the achievement of milestones set forth in the IPTA. These milestone payments are based on the achievement of development or regulatory milestones, including commencement of various phases of clinical trials, filing of product license applications and approval of product licenses from the United States Food and Drug Administration (FDA) or a foreign regulatory agency. The aggregate amount of additional milestone payments that we could be required to pay under our agreement with VivaCell is 2.7 million Euro, or approximately $3.2 million per product, based upon the exchange rate at June 30, 2018. These amounts assume that all remaining milestones associated with the milestone payments are met. In the event that product license approval for any of the related products is obtained, we are required to make royalty payments of 2.5% of net revenues from commercial sales of the related products. Because the milestones are contingent, we are not in a position to reasonably estimate how much, if any, of the potential milestone payments will ultimately be paid, or when. Additionally, many of the milestone events are related to progress in clinical trials which will take several years to achieve.

Item 2. Other Information

None.

3

Item 3. Financial Statements

INDEX TO FINANCIAL STATEMENTS

Page

Condensed Consolidated Balance Sheets as of June 30, 2018 and December 31, 2017 (unaudited)	F-2

Condensed Consolidated Statements of Operations and Comprehensive Loss for the six months ended June 30, 2018 and the period from March 2, 2017 (inception) to June 30, 2017 (unaudited)	F-3

Condensed Consolidated Statements of Cash Flows for the six months ended June 30, 2018 and the period from March 2, 2017 (inception) to June 30, 2017 (unaudited)	F- 4

Notes to Condensed Consolidated Financial Statements (unaudited)	F- 5

F-1

Emerald Health Pharmaceuticals Inc.

Condensed Consolidated Balance Sheets

(Unaudited)

	June 30, 2018	December 31, 2017

Assets
Current assets:
Cash and cash equivalents	$366,435	$52,789
Deferred stock issuance costs	273,291	72,702
Other current assets	215,776	14,360
Property and equipment, net	91,057	–
Total assets	$946,559	$139,851

Liabilities and stockholders’ deficit
Current liabilities:
Accounts payable	$719,116	$1,001,479
Accrued expenses	1,273,927	789,454
Related party loan	5,314,751	1,264,646
Total current liabilities	7,307,794	3,055,579

Commitments and contingencies (Note 6)

Stockholders’ deficit:
Common stock, $0.0001 par value; 100,000,000 and 20,000,000 shares authorized at June 30, 2018 and December 31, 2017, respectively: 10,000,000 shares issued and outstanding	1,000	1,000
Additional paid-in capital	30,968	–
Accumulated other comprehensive income (loss)	1,947	(645)
Accumulated deficit	(6,395,150)	(2,916,083)

Total stockholders’ deficit	(6,361,235)	(2,915,728)
Total liabilities and stockholders’ deficit	$946,559	$139,851

See accompanying notes.

F-2

Emerald Health Pharmaceuticals Inc.

Condensed Consolidated Statements of Operations and Comprehensive Loss

(Unaudited)

	Six Months Ended June 30, 2018	March 2, 2017 (inception) to June 30, 2017
Revenue	$-	$-

Operating expenses:
Research and development	2,374,741	214,264
General and administrative	767,524	130,885
Total operating expenses	3,142,265	345,149

Operating loss	(3,142,265)	(345,149)

Other expenses:
Interest expense	277,893	–
Foreign exchange loss	58,909	–
Net loss	(3,479,067)	(345,149)
Other comprehensive income (loss):
Foreign currency translation adjustments	2,592	–

Comprehensive loss	$(3,476,475)	$(345,149)

Net loss per share, basic and diluted	$(0.35)	$(0.03)

Weighted-average common shares outstanding, basic and diluted	10,000,000	10,000,000

See accompanying notes.

F-3

Emerald Health Pharmaceuticals Inc.

Condensed Consolidated Statements of Cash Flows

(Unaudited)

	Six Months Ended June 30, 2018	March 2, 2017 (inception) to June 30, 2017
Operating activities
Net loss	$(3,479,067)	$(345,149)
Adjustments to reconcile net loss to net cash used in operating activities:

Depreciation and amortization	3,072	–
Stock-based compensation	30,968	–
Changes in operating assets and liabilities:
Prepaid and other current assets	(201,416)	(1,300)
Accounts payable and accrued expenses	48,390	75,790
Net cash used in operating activities	(3,598,053)	(270,659)

Investing activities
Purchases of property and equipment	(94,129)	–
Net cash used in investing activities	(94,129)	–

Financing activities
Issuance of common stock	–	1,000
Advances received from related party	4,050,105	279,684
Stock issuance costs	(46,869)	–
Net cash provided by financing activities	4,003,236	280,684
Effect of exchange rate changes on cash	2,592	–

Net increase in cash and cash equivalents	313,646	10,025
Cash and cash equivalents at beginning of period	52,789	–
Cash and cash equivalents at end of period	$366,435	$10,025

Supplemental Disclosure of Non-Cash Activities:
Deferred stock issuance costs in accounts payable and accrued expenses	$153,720	$–

See accompanying notes.

F-4

Emerald Health Pharmaceuticals Inc.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

1. Description of Business and Going Concern

Emerald Health Pharmaceuticals Inc. (EHP, or the Company) was incorporated in the state of Delaware in March 2017. The Company is a biotechnology company based in San Diego, California, and was formed to acquire, develop and commercialize drug candidates based on patented synthetic new chemical entities (NCEs) derived from non-psychotropic molecules found in the cannabis plant. The Company is focused on developing product candidates derived from synthetic cannabinoid molecules to meet unmet medical needs primarily in inflammatory, autoimmune, metabolic, neurodegenerative and fibrotic diseases. The Company is currently developing two initial therapeutic product candidates that together target four initial diseases.

The Company’s drug candidates are patented synthetic NCEs derived from two of the molecules found in the cannabis plant, cannabidiol (CBD) and cannabigerol (CBG). The first two product candidates are, EHP-101, an oral formulation of a CBD derivative, and EHP-102, an oral formulation of a CBG derivative. The Company is currently targeting four distinct diseases, two for each product candidate. With EHP-101, the lead product candidate, the Company is initially targeting multiple sclerosis (MS) and scleroderma, or systemic sclerosis (SSc), and with EHP-102 the Company is targeting Huntington’s disease (HD) and Parkinson’s disease (PD).

The Company acquired certain intellectual property from VivaCell Biotechnology España S.L. (VivaCell). As of June 30, 2018, VivaCell is wholly owned by Emerald Health Research Inc. (EHR) which is a wholly owned subsidiary of Emerald Health Sciences Inc. (EHS). EHS is also the majority stockholder of EHP. EHP has no ownership or voting rights related to VivaCell. See Note 7 for further discussion.

The Company is subject to risks common to other life science companies in the development stage including, but not limited to, uncertainty of product development and commercialization, lack of marketing and sales history, development by its competitors of new technological innovations, dependence on key personnel, market acceptance of products, product liability, protection of proprietary technology, ability to raise additional financing, and compliance with FDA and other government regulations. If the Company does not successfully commercialize any product candidates, it will be unable to generate recurring product revenue or achieve profitability.

F-5

The Company’s financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has experienced losses since inception and has an accumulated deficit of $6,395,150 as of June 30, 2018. The Company does not generate any cash of its own. The Company has funded operations exclusively with the proceeds from a revolving loan and advances of expenditures paid by its majority stockholder on behalf of the Company, and there is no formal agreement for such arrangement to continue.

The future viability of the Company is largely dependent upon its ability to raise additional capital to finance its operations. Management expects that future sources of funding may include sales of equity, obtaining loans, or other strategic transactions. Although management continues to pursue these plans, there is no assurance that the Company will be successful in obtaining sufficient financing on terms acceptable to the Company to fund continuing operations, if at all. These circumstances raise substantial doubt on the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The Company is undertaking a “best efforts” offering of its common stock to raise additional capital. There is no assurance that such an offering will be successful.

2. Significant Accounting Policies

Basis of Presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States (GAAP) and in accordance with the instructions to Form 1-SA and Regulation S-X. As permitted under these rules, certain footnotes or other financial information that are normally required by GAAP have been condensed or omitted. The Company has made estimates and judgments affecting the amounts reported in our consolidated financial statements and the accompanying notes. The actual results experienced by the Company may differ materially from our estimates. The financial information is unaudited but reflects all normal adjustments that are, in the opinion of management, necessary to provide a fair statement of results for the interim period presented. These condensed financial statements should be read in conjunction with the financial statements in the Company’s Special Financial Report on Form 1-K for the fiscal year ended December 31, 2017, filed with the Securities and Exchange Commission on July 20, 2018. The results for the six months ended June 30, 2018 are not necessarily indicative of the results expected for the full fiscal year.

Principles of Consolidation

The condensed consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Emerald Health Pharmaceuticals Australia Pty Ltd. (EHP Australia) and Emerald Health Pharmaceuticals, España Sociedad Limidata (EHP España). All intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

F-6

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less from the date of purchase to be cash equivalents. As of June 30, 2018, the Company’s cash deposits are held in an FDIC-insured financial institution.

Research and Development

Research and development costs are charged to expense as incurred. Research and development expenses to date consist primarily of contract research fees, manufacturing, consultant fees, preclinical studies, and study related costs.

Income Taxes

The Company has incurred net operating losses since inception and is forecasting additional losses through December 31, 2018. Therefore, no United States federal, state, or foreign income taxes are expected to be paid for 2017 or 2018 and no amounts payable have been recorded as of December 31, 2017 and June 30, 2018.

The Company has federal net operating losses of $5.9 million and $2.8 million at June 30, 2018 and December 31, 2017, respectively. Additionally, the Company has state net operating losses of $0.8 million and $0.4 million at June 30, 2018 and December 31, 2017, respectively. The Company also has a gross deferred tax asset of $0.1 million related to intellectual property as of June 30, 2018 and December 31, 2017. Due to the Company’s history of losses since inception, there is not enough evidence at this time to support the conclusion that it will generate future income of a sufficient amount and nature to utilize the benefits of the Company’s net deferred tax assets. Accordingly, the Company fully reduced its net deferred tax assets by a valuation allowance, since it has been determined that it is more likely than not that all of the deferred tax assets will not be realized.

The Company has assessed its planned tax positions and determined there are no uncertain tax positions.

The Tax Reform Act of 1986 contains provisions which limit the ability to utilize the net operating loss carryforwards in the case of certain events including significant changes in ownership interests. If the Company’s net operating loss carryforwards are limited, and the Company has taxable income which exceeds the permissible yearly net operating loss carryforwards, the Company would incur a federal income tax liability even though net operating loss carryforwards would be available in future years.

On December 22, 2017, the Tax Cuts and Jobs Act (H.R. 1) (the Tax Act), was signed into law. The Tax Act includes numerous changes in existing tax law, including a permanent reduction in the federal corporate income tax rate from 35% to 21%. The rate reduction takes effect on January 1, 2018. As a result of the reduction of federal corporate income tax rates, the Company is required to revalue its deferred tax assets and deferred tax liabilities to account for the future impact of lower corporate tax rates on these deferred amounts. Because the company has recorded a valuation allowance against all deferred tax assets, the Tax Act will not have a significant impact on the financial statements of the Company.

F-7

Fair Value Measurements

The Company does not have any financial assets and liabilities reported at fair value on a recurring basis. The carrying amounts of the Company’s financial instruments including cash and cash equivalents, accounts payable and accrued liabilities approximate fair value due to the short-term nature of those instruments. The Company’s Related Party Loan is carried at amortized cost. Due to the related party nature of these advances with the controlling shareholder, management has concluded that its fair value is not reasonably determinable (see Note 3).

The Company determines fair value based upon the exit price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants, as determined by either the principal market or the most advantageous market. Inputs used in the valuation techniques to derive fair values are classified based on a three-level hierarchy. These levels are:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

Business Segments

The Company operates within the United States, Europe, and Australia, in one business segment, which is dedicated to research of drug candidates based on patented synthetic new chemical entities (NCEs) derived from molecules found in the cannabis plant.

Stock-Based Compensation

The Company accounts for stock option awards in accordance with Financial Accounting Standards Board Accounting Standards Codification (FASB ASC) Topic No. 718, Compensation-Stock Compensation. Under FASB ASC Topic No. 718, compensation expense related to stock-based payments is recorded over the requisite service period based on the grant date fair value of the awards. Compensation previously recorded for unvested stock options that are forfeited is reversed upon forfeiture. The Company uses the Black-Scholes option pricing model for determining the estimated fair value for stock-based awards. The Black-Scholes model requires the use of assumptions which determine the fair value of stock-based awards, including the option’s expected term and the price volatility of the underlying stock.

Net Loss per Share

The Company computes basic net loss per common share by dividing the applicable net loss by the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed using the weighted average number of common shares outstanding during the period, plus additional shares to account for the dilutive effect of potential future issuances of common stock relating to stock options and other potentially dilutive securities using the treasury stock method. There were 295,000 options that were excluded from the computation of diluted earnings per share for the six months ended June 30, 2018 as the effect would be anti-dilutive. There were no potentially dilutive securities outstanding during the period from March 2, 2017 (inception) to June 30, 2017.

Comprehensive Loss

Comprehensive loss includes foreign currency translation adjustments related to the Company’s subsidiaries in Australia and Spain.

F-8

Recently Issued Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standard Update (ASU) No. 2014-09, Revenue from Contracts with Customers (Topic 606) (ASU No. 2014-09), which amends the existing accounting standards for revenue recognition. ASU No. 2014-09 is based on principles that govern the recognition of revenue at an amount to which an entity expects to be entitled when products are transferred to customers. ASU No. 2014-09 will be effective for the Company beginning January 1, 2019. Although early adoption is permitted, the Company does not plan to early adopt ASU No. 2014-09. The Company plans to adopt ASU No. 2014-09 using the full retrospective approach, which will not have an impact on the Company’s financial position or results of operations, as the Company is pre-revenue and does not anticipate generating material revenue prior to the Company’s required adoption date.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) (ASU No. 2016-02), which changes the presentation of assets and liabilities relating to leases. The core principle of ASU No. 2016-02 is that a lessee should recognize the assets and liabilities that arise from leases. All leases create an asset and a liability for the lessee in accordance with FASB Concepts Statement No. 6, Elements of Financial Statements, and, therefore, recognition of those lease assets and lease liabilities represents an improvement over previous GAAP, which did not require lease assets and lease liabilities to be recognized for most leases. ASU No. 2016-02 will be effective for the Company beginning January 1, 2020. The Company is currently evaluating the impact of this new standard on its financial statements.

In March 2016, the FASB issued ASU 2016-09, Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting. ASU 2016-09 modifies several aspects of the accounting for employee share-based payment transactions to include the accounting for income taxes, forfeitures and statutory tax withholding requirements, as well as the classification of related amounts within the statement of cash flows. The Company has early adopted the provisions of the ASU as of March 2, 2017 (inception).

In January 2017, the FASB issued ASU 2017-01, Business Combinations (Topic 805), amended guidance related to business combinations. The new guidance clarifies the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The new accounting guidance is effective for annual periods beginning after December 15, 2017, including interim periods within those periods. The Company has early adopted the provisions of the ASU as of March 2, 2017 (inception).

F-9

3. Related Parties

Related Party Loan

Since inception, the Company has received advances from EHS to fund its operations. In September 2017, the Company and EHS entered a revolving loan agreement, which was amended in January 2018. Under the loan, past advances and future advances, which EHP may draw down from time to time in one or more advances, will be evidenced by a demand grid promissory note (the Note). The Note will be revised to reflect the aggregate principal amount of the loan outstanding as of the date of each advance or repayment. The loan may be repaid by the Company or converted by EHS into shares of EHP at $2.00 per share or at a price to be equally agreed to between EHS and the Company (Conversion Feature). The loan bears interest at 12% per annum, calculated semi-annually in advance. The Note is payable upon demand and has no expiration date. As of June 30, 2018 and December 31, 2017, $5,314,751 and $1,264,646, respectively, is due to EHS under the loan and accrued interest of $311,736 and $34,157 as of June 30, 2018 and December 31, 2017, respectively, is included in accrued expenses.

The Conversion Feature of the loan agreement is not considered an embedded derivative at December 31, 2017 under FASB Accounting Standards Codification (ASC) Topic 815, Derivatives and Hedging, since there are no provisions for net settlement nor is there a means for EHS to receive an asset that puts EHS in a position not substantially different from net settlement.

Related Party Allocations

During the six months ended June 30, 2018, the Company recorded expenses totaling $6,000 for allocation of certain general and administrative costs incurred by EHS on behalf of the Company.

Subsidiary Agreements

In April 2018, the Company’s subsidiary, EHP Australia, executed three operating agreements – a Service Agreement, a Funding Agreement, and an IP License Agreement.

Under the Service Agreement, EHP Australia will provide research and development services for the Company for a fee of 5% of net costs. Additionally, if product commercialization occurs the Company will pay EHP Australia a fee of 5% of net sales. The Services agreement may be terminated at any time by either party.

Under the Funding Agreement, EHP Australia may borrow from the Company up to $AU2,000,000 per year, in one or more advances, which will be evidenced by a drawdown notice. The loan bears interest at 6.5% per annum and expires on April 5, 2020. As of June 30, 2018, approximately $218,000 has been advanced to EHP Australia under this loan.

Pursuant to the IP License Agreement, the Company granted to EHP Australia a non-transferable license to use certain specified intellectual property of the Company. EHP Australia will pay the Company an annual license fee of 5% of net sales, billed quarterly. The IP License may be terminated at any time by either party.

F-10

4. Common Stock

On March 2, 2017, the Company issued 9,000,000 shares of common stock at $0.0001 per share to EHS for proceeds of $900. An additional 1,000,000 shares were issued to the founders of the Company for total proceeds of $100. The shares issued to founders vested 25% on the date of issuance and will vest 25% annually thereafter until fully vested. Until the shares of common stock vest, the founders may not sell or transfer the unvested shares of common stock. In the event of the voluntary or involuntary termination of any of the founders, as an employee or director of the Company for any reason, the Company shall have the option to repurchase all or any portion of the shares of common stock for the same consideration which was originally paid by the founders.

In January 2018, the Company filed a Certificate of Amendment of the Certificate of Incorporation which increased the number of authorized shares that the Company can issue from 20,000,000 to 100,000,000 shares of common stock with a par value of $0.0001 per share.

The Company’s Offering Statement on Form 1-A was qualified by the U.S. Securities and Exchange Commission in March 2018. The Company is selling common stock through a Tier 2 offering pursuant to Regulation A under the Securities Act. The Company intends to sell the common stock directly to investors and not through registered broker-dealers who are paid commissions. As of the date of this report, the Company has not sold any shares of common stock in this offering, nor has it received any proceeds as a result of this offering.

5. Equity Incentive Plan

In January 2018, the Company adopted the 2018 Equity Incentive Plan (the Plan) under which 1,500,000 shares of common stock are reserved for issuance. The Plan provides incentives to eligible employees, consultants, officers, and directors in the form of incentive stock options and non-qualified stock options, stock appreciation rights, restricted stock, restricted stock units and other rights or benefits. Recipients of stock options shall be eligible to purchase shares of the Company’s common stock at an exercise price equal to no less than the estimated fair market value of such stock on the date of grant. The maximum term of options granted under the Plan is ten years. Vesting schedules are determined by the Board of Directors.

During the six months ended June 30, 2018, the Company granted 295,000 options with an exercise price of $5.00 per share and a vesting period of three years. The Company uses a Black-Scholes option-pricing model to value the Company’s option awards. Using this option-pricing model, the fair value of each employee and board member award is estimated on the grant date. The fair value is expensed on a straight-line basis over the vesting period. The option awards generally vest pro-rata annually. The expected volatility assumption is based on the volatility of the share price of comparable public companies. The expected life is determined using the “simplified method” permitted by Staff Accounting Bulletin Number 107 and 110 (the midpoint between the term of the agreement and the weighted average vesting term). The risk-free interest rate is based on the implied yield on a U.S. Treasury security at a constant maturity with a remaining term equal to the expected term of the option granted. The dividend yield is zero, as the Company has never declared a cash dividend.

For the six months ended June 30, 2018 the Company recorded stock-based compensation expense of $30,968, of which $1,220 was charged to research and development and $29,748 was charged to general and administrative. The fair value of the stock options granted was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

Expected term (in years)	6.0
Stock price volatility	90%
Risk-free interest rate	2.53%
Dividend yield	0%

As of June 30, 2018, there was approximately $184,000 of unrecognized stock-based compensation expense. The grant date fair value of stock options granted during the six months ended June 30, 2018 was $0.73.

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6. Commitments and Contingencies

Effective May 1, 2018, the Company entered into a two-year non-cancelable building lease for its corporate headquarters in San Diego, California. Under the lease, the Company will pay a base rent of $7,590 per month through April 30, 2019 after which time the base rent will increase to $8,349 per month. The Company paid a security deposit in the amount of $16,698 and the first month’s base rent in April 2018.

Future minimum payments under the non-cancelable operating lease as of June 30, 2018 were as follows:

2018	$45,540
2019	97,152
2020	33,396
$176,088

7. Intellectual Property Transfer and Research Agreements

In June 2017, upon the execution of the Intellectual Property Transfer Agreement (IPTA), EHP paid VivaCell approximately $112,000 for the purchase of three United States patents, two Japanese patents, one European patent and fourteen pending patent applications covering two series of molecules containing derivatives of CBD and CBG. Future payments of up to 2.7 million Euro (approximately $3.2 million, based upon the exchange rate at June 30, 2018) per product are due upon completion of certain development milestones. As further consideration, the Company will pay VivaCell a 2.5% royalty on all net revenues of any drug developed from the transferred compounds.

The IPTA is an asset acquisition under FASB ASC Topic 805, Business Combinations, as the intellectual property purchased from VivaCell was determined by the Company to be a group of similar identifiable assets. Since the purchase consideration represents in-process research and development with no alternative future use the entire upfront payment was expensed to research and development expense in accordance with FASB ASC Topic 730, Research and Development.

Concurrent with the execution of the IPTA, the Company signed a Research Agreement with VivaCell for an initial term of 5 years. Under the terms of the Research Agreement, VivaCell is providing research services under the Company’s direction for consideration of cost plus a standard mark-up. Thereafter, the agreement will renew for successive one-year terms and may be terminated by either party on the expiration of the original term or any renewal term by delivering written notice at least 90 days prior to expiration. During the six months ended June 30, 2018, the Company recorded $273,524 in research and development expense for services performed by VivaCell. As of June 30, 2018 and December 31, 2017, $249,536 and $630,710, respectively, is included in accounts payable for amounts due to VivaCell.

The Company performed a qualitative analysis to determine whether a variable interest in another entity represents a controlling financial interest in a variable interest entity. A controlling financial interest in a variable interest entity is characterized by having both the power to direct the most significant activities of the entity and the obligation to absorb losses or the right to receive benefits of the entity. Since EHP does not have voting control or other forms of control over the operations and decision making at VivaCell, the Company determined that it does not have a variable interest in VivaCell. This guidance requires on-going reassessments of variable interests based on changes in facts and circumstances. The Company continues to assess its variable interests and has determined that no significant changes have occurred as of September 6, 2018.

F-12

8. Balance Sheet Details

Property and equipment consisted of the following:

	June 30, 2018	December 31, 2017
Furniture and fixtures	$57,194	$-
Office equipment	20,415	-
Leasehold improvements	16,520	-
Property and equipment, gross	94,129	-
Accumulated depreciation	(3,072)	-
Property and equipment, net	$91,057	$-

Accounts payable and accrued liabilities are comprised of the following:

	June 30, 2018	December 31, 2017
Research and development	$1,129,580	$1,558,115
Professional and consulting	390,917	137,360
Other	472,546	95,458
Total	$1,993,043	$1,790,933

9. Defined Contribution Plan

Effective January 1, 2018, the Company adopted a defined contribution savings plan pursuant to Section 401(k) of the Internal Revenue Code. The plan is for the benefit of all qualifying employees and permits voluntary contributions by employees up to 100% of eligible compensation, subject to the Internal Revenue Service imposed maximum limits. The terms of the plan allow for discretionary employer contributions. The Company currently does not match employees’ contributions.

F-13

Item 4. Exhibits

Exhibit No.	Description

EX1K-2.1#	Certificate of Incorporation of Emerald Health Pharmaceuticals Inc.

EX1K-2.2#	Certificate of Amendment of the Certificate of Incorporation of Emerald Health Pharmaceuticals Inc.

EX1K-2.3#	Bylaws of Emerald Health Pharmaceuticals Inc.

EX1K-3.1+	Loan Agreement dated September 1, 2017 between the Company and Emerald Health Sciences Inc.

EX1K-3.2+	Amendment Agreement dated January 26, 2018 between the Company and Emerald Health Sciences Inc.

EX1K-4.1+	Form of Subscription Agreement

EX1K-6.1+	Loan Agreement dated September 1, 2017 between the Company and Emerald Health Sciences Inc.

EX1K-6.2+‡	Intellectual Property Transfer Agreement dated June 15, 2017, between the Company and VivaCell Biotechnology España S.L.

EX1K-6.3+‡	Collaborative Research Agreement dated June 15, 2017, between the Company and VivaCell Biotechnology España S.L.

EX1K-6.4+	Consulting Agreement dated June 15, 2017, between the Company and University of Cordoba, Eduardo Muñoz Blanco

EX1K-6.5+	Form of Indemnification Agreement for officers and directors

EX1K-6.6+	2018 Equity Incentive Plan of the Company

#	Filed as an exhibit to the Emerald Health Pharmaceuticals Inc. Regulation A Offering Statement on Form 1-A filed with the United States Securities and Exchange Commission (Commission) (Commission File No. 024-10810) on January 29, 2018 and incorporated herein by reference.

+	Filed as an exhibit to the Emerald Health Pharmaceuticals Inc. Regulation A Offering Statement on Form 1-A filed with the United States Securities and Exchange Commission (Commission) (Commission File No. 024-10810) on March 5, 2018, and incorporated herein by reference.

‡	Portions of this exhibit containing confidential information have been omitted pursuant to a request for confidential treatment filed with the SEC pursuant to Rule 406 under the Securities Act. Confidential information has been omitted from the exhibit in places marked “[*****]“and has been filed separately with the SEC.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer had duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Emerald Health Pharmaceuticals Inc.

Date: September 21, 2018	By:	/s/ James M. DeMesa
Name: James M. DeMesa, M.D.
Title: Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ James M. DeMesa	Date: September 21, 2018
Name: James M. DeMesa, M.D. Title: Chief Executive Officer (Principal Executive Officer)

/s/ Lisa Sanford	Date: September 21, 2018
Name: Lisa Sanford Title: Vice President, Finance (Principal Accounting Officer)

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